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                              November 9, 2023

       Peng Jiang
       Chief Executive Officer and Chief Financial Officer
       Brilliant Acquisition Corp
       99 Dan Ba Road, C-9, Putuo District
       Shanghai, Peoples Republic of China

                                                        Re: Brilliant
Acquisition Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 6,
2023
                                                            File No. 333-273401

       Dear Peng Jiang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 Filed November 6, 2023

       General

   1.                                                   We note that you did
not seek an updated fairness opinion because    the valuation analysis
                                                        and the conclusion
expressed in Benchmark   s fairness opinion would not be impacted by
                                                        the amendment and
restatement of the Merger Agreement and the corresponding change in the Business
Combination structure because the equity value of Nukkleus of
                                                        $105,000,000 is even
more beneficial to Brilliant and its shareholders than the initial pre-
                                                        Merger consolidated
equity value of $140,000,000.    Revise to expand upon this
                                                        reasoning, including
the board's consideration of whether the lower valuation of Nukkleus materially affects any
of the forecasts and assumptions underlying the valuation analysis and conclusion
expressed in Benchmark's opinion. Also address how the change in valuation affected the
board's recommendation that stockholders approve the transaction.
   2. Please disclose whether ClearThink and Mr. Marshak resigned as a result of any disagreement with any
of the merger-related parties regarding any aspect of the merger.
 Peng Jiang
Brilliant Acquisition Corp
November 9, 2023
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNamePeng Jiang
                                                           Division of
Corporation Finance
Comapany NameBrilliant Acquisition Corp
                                                           Office of Trade &
Services
November 9, 2023 Page 2
cc:       Giovanni Caruso
FirstName LastName